Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - November 2019

Mumbai, December 3, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for November 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		NOV 2018	NOV 2019	NOV 2018	NOV 2019	NOV 2018	NOV 2019
Micro	NANO	66	0	77	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	9909	7240	11334	6022	51	25
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	3438	4284	4627	3437	78	61
UV2	SAFARI, HARRIER	327	1126	457	815	4	0
UV3	ARIA, HEXA	255	58	487	126	2	50
V1	MAGIC EXPRESS	390	0	572	0	0	0
V2	ACE MAGIC, MAGIC IRIS	543	144	672	173	58	123
N1- A1	ACE, ACE EX, ACE Zip	12618	16192	12726	13155	224	648
N1- A2	Super ACE, TATA207, XENON, Winger DV	3367	1880	3479	2632	614	637
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	318	200	436	34	13	106
M2- A2	Winger 14 seats, SFC407, CityRide	205	375	152	317	24	77
N2- A1	SFC407, LPT407	736	792	1520	1483	153	96
N2- A2	SFC709, LPT709	1309	1275	418	372	75	143
N2- A3	LPT9109	763	678	1108	1161	289	109
N2- A4	LPT1109	479	742	1025	595	312	107
M3- A2	LP709, SFC410, LP410	509	241	468	615	181	64
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	357	569	270	511	179	181
M3- C2	LPO1512, LPO1612, Starbus, Divo	792	583	849	559	319	155
N3- A1	LPT1613, LPK1616, SK1613	4649	2114	1542	1557	1274	323
N3- B1(a)	LPT2518, LPK2518	3810	2388	3517	2523	530	93
N3- B1(b)	LPT3118	4692	1884	3390	1116	73	48
N3- B2(b)	LPS3518. LPS3015, LPS3516	110	155	134	162	7	16
N3- B2(d)	LPS4018, LPS4023	778	110	838	292	70	0
N3- B2(e)	LPS4928	317	364	372	400	74	5

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.